TOKEN COMMUNITIES, LTD

     August 28, 2020

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Token Communities Ltd.
Form 8-K
Filed July 27, 2020
File No. 000-55688

Dear Sir or Madam:

By letter dated August 10, 2020, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Token Communities, Ltd. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form 8-K filed July 27, 2020. Set forth below are the Company’s responses to the Staff’s comment. For your convenience, the comments are listed below, followed by the Company’s response.

Form 8-K filed July 27, 2020

General

1.	It appears that immediately before the transaction with American Software Capital, Inc., you may have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

Response:	Immediately before the transaction with American Software Capital, Inc. (“ASC”) (the “Transaction”), and continuing after said transaction, the Company, through its wholly owned subsidiary, Token Communities PLC, a boutique Gibraltar Fintech Advisory firm was/is engaged in consultancy in blockchain technology. The Company specializes in advising companies in the blockchain and distributed ledger technologies arena, including smart contracts, TGEs, DApps, and more. The Company maintains a website at www.tokencommunities.com. To build on its core business the Company entered into the transaction with ASC to acquire lukk.io, a crypto trading platform that can trade most major block chain currencies. Over the last year or so the Company has experienced financial difficulties but has continued its business, earning minor revenues, which have not been enough for the Company to maintain the filing of its SEC reports.

In SEC Release No. 33-8587, published on July 15, 2005 (the “Release”), the Securities and Exchange Commission (the “Commission”) defined a “shell company” as a company with no or nominal operations, and either no or nominal assets or assets consisting of any amount of cash and cash equivalents and nominal other assets. In adopting this definition, the Commission stated in the Release that it was trying to better describe the type of companies that were involved in certain schemes referred to in the Release. Specifically, it was focusing on companies which were essentially non-operating public companies that had no business or purpose other than a potential business combination transaction. Thus, the purpose of the shell definition was to provide a mechanism to address these types of schemes, and not to hamper the development of startups and development stage companies.

Further, the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. The Commission stated, “We are not defining the term ‘nominal,’ as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.” Indeed, the challenge presented to the Commission is providing a definition that can fit a variety of industries. However, the Commission attempted to provide some clarity regarding what they deemed “nominal” as a footnote to the Release (generally referred to as “Footnote 32”). As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis based upon facts and circumstances of each individual case. It should be noted that although revenues are a good indicator of actual operations, the lack of substantial revenues alone does not deem an issuer to have less than nominal operations.

As set forth above, the Company’s operations prior to the Transaction were more than just “nominal” and thus Company was not a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As the Company was not a “shell” immediately prior to the transaction with ASC, the Company would not be required to amend the Form 8-K to provide the information required by Item 2.01(f) of Form 8-K.

Very truly yours,

David Chen, CEO